SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 10)*

                     KANSAS CITY SOUTHERN INDUSTRIES, INC.
                                 (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)


                                   485 1701 04
                                  (CUSIP Number)


* This statement constitutes Amendment No. 10 to the Schedule 13G, dated March 4, 1988, as amended February 2, 1989, January 31, 1990, January 7, 1991, February 7, 1992, February 11, 1993, February 11, 1994, February 13, 1995, February 13, 1996, and February 13, 1997, previously filed by UMB Bank, n.a. (formerly United Missouri Bank, n.a.) ("UMB") and Amendment No. 6 to
Schedule 13G dated February 7, 1992, as amended February 11, 1993, February 11, 1994, February 13, 1995, February 13, 1996, and February 13, 1997,
previously filed by UMB's parent, UMB Financial Corporation (formerly United Missouri Bancshares, Inc.) and Amendment No. 6 to Schedule 13G dated February 7, 1992, as amended February 11, 1993, February 11, 1994, February 13, 1995, February 13, 1996, and February 13, 1997, previously filed by The Employee Stock Ownership Plan (the "KCSI ESOP"), for employees of Kansas City Southern Industries, Inc., with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Kansas City Southern Industries, Inc., a Delaware corporation (the "Issuer").
                                     Page 1 of 12 Pages

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CUSIP NO. 485 1701 04     SCHEDULE 13G     Page 2 of 12 Pages

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of above person:

    UMB BANK, n.a. ("UMB")

2.  Check the Appropriate box if a member of a group  (a) [ ]
                                                      (b) [x]

3.  SEC Use Only

4.  Citizenship or Place of Organization:  United States

Number of Shares Beneficially owned by UMB With:

5. Sole Voting Power: 14,022. UMB disclaims beneficial ownership of these shares.

6. Shared Voting Power: 28,200. UMB disclaims beneficial ownership of these shares.

7. Sole Dispositive Power: 14,022. UMB disclaims beneficial ownership of these shares.

8. Shared Dispositive Power: 7,842,834. UMB disclaims beneficial ownership of these shares which include 7,814,634 shares held as trustee of The Employee Stock Ownership Plan (the "KCSI ESOP"), for employees of Kansas City Southern Industries, Inc.

9.  Aggregate Amount Beneficially Owned by UMB:  7,856,856.
    UMB disclaims beneficial ownership of these shares, which include 7,814,634 shares held as trustee of the KCSI ESOP.

10.  Check Box if the Aggregate Amount in Row (9) excludes Certain
     Shares: [x] Such amount excludes 347,656 shares of the Issuer's Common Stock held in custody accounts by UMB for which UMB has no voting or dispositive power.

11.  Percent of Class Represented by Amount in Row 9:  7.3%

12.  Type of Reporting Person:  BK

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CUSIP NO. 485 1701 04     SCHEDULE 13G     Page 3 of 12 Pages

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of above person:

    UMB FINANCIAL CORPORATION ("UMBFC")

2.  Check the Appropriate box if a member of a group  (a) [ ]
                                                      (b) [x]

3.  SEC Use Only

4.  Citizenship or Place of Organization:  Missouri

Number of Shares Beneficially owned by UMBFC With:

5.  Sole Voting Power:  -0-

6.  Shared Voting Power:  -0-

7.  Sole Dispositive Power:  -0-

8.  Shared Dispositive Power:  -0-

9.  Aggregate Amount Beneficially Owned by UMBFC:  -0-

10.  Check Box if the Aggregate Amount in Row (9) excludes Certain
     Shares: [x] Such amount excludes 8,204,512 shares of the Issuer's Common Stock held by UMB in various capacities as to which UMBFC has no voting or dispositive power.

11.  Percent of Class Represented by Amount in Row 9:  0%

12.  Type of Reporting Person:  HC

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CUSIP NO. 485 1701 04     SCHEDULE 13G     Page 4 of 12 Pages

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of above person:

    THE EMPLOYEE STOCK OWNERSHIP PLAN ("KCSI ESOP"), for employees of Kansas City Southern Industries, Inc.

2.  Check the Appropriate box if a member of a group  (a) [ ]
                                                      (b) [x]

3.  SEC Use Only

4.  Citizenship or Place of Organization:  Missouri

Number of Shares Beneficially owned by KCSI ESOP With:

5.  Sole Voting Power:  -0-

6.  Shared Voting Power:  -0-

7.  Sole Dispositive Power:  -0-

8. Shared Dispositive Power: 7,814,634. Beneficial ownership is disclaimed as to all of these shares, which are held on behalf of the KCSI ESOP.

9.  Aggregate Amount Beneficially Owned by KCSI ESOP:  7,814,634.
    Beneficial ownership is disclaimed as to all of these shares, which are held on behalf of the KCSI ESOP and have been allocated to the accounts of participants.

10.  Check Box if the Aggregate Amount in Row (9) excludes Certain
     Shares:  [ ]

11.  Percent of Class Represented by Amount in Row 9:  7.3%

12.  Type of Reporting Person:  EP

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CUSIP NO. 485 1701 04                                     Page 5 of 12 Pages

                        SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 10)

Item 1(a)  Name of Issuer:

                 Kansas City Southern Industries, Inc., a Delaware corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

           114 West 11th Street, Kansas City, Missouri 64105

Item 2(a)  Names of Persons Filing:

           (i)  UMB Bank, n.a. ("UMB")

           (ii)  UMB Financial Corporation ("UMBFC")

           (iii) The Employee Stock Ownership Plan ("KCSI ESOP"), for employees of Kansas City Southern Industries, Inc.

Item 2(b)  Address of Principal Business or, if none,
                Residence:

            Both UMB and UMBFC maintain their principal executive offices at, and the address for the KCSI ESOP is, 1010 Grand Boulevard, Kansas City, Missouri 64106

Item 2(c)  Citizenship:

           UMBFC is a corporation organized under the laws of the State of Missouri, UMB is a national banking association chartered by the United States and the KCSI ESOP is a trust organized in the State of Missouri.

Item 2(d) Title of Class of Securities: common stock, par value $0.01 per share (the "Common Stock").
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CUSIP NO. 485 1701 04     SCHEDULE 13G     Page 6 of 12 Pages

Item 2(e)  CUSIP Number:  485 1701 04

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a)  [   ]  Broker or Dealer under Section 15 of the Act

        (b)  [X]  Bank as defined in section 3(a)(6) of the Act (UMB)

        (c)  [   ]  Insurance Company as defined in section 3(a)(19) of the Act

        (d)  [   ]  Investment Company registered under section 8 of the
          Investment Company Act

        (e)  [   ]  Investment Adviser registered under section 203 of the
          Investment Advisers Act of 1940

        (f) [ X ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
          (KCSI ESOP)

        (g) [ X ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7) (UMBFC)

        (h)  [   ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

     The KCSI ESOP may be deemed to beneficially own in excess of 5% of the Issuer's Common Stock and is filing this statement as a result thereof. As trustee of the KCSI ESOP, UMB may have certain dispositive powers over such shares and is filing this schedule as a result of having such powers. UMBFC owns 100 percent of the outstanding stock of UMB and is filing this schedule solely as a result of such stock ownership.

Item 4.  Ownership.

     The KCSI ESOP may be deemed to beneficially own certain shares of the Issuer's Common Stock held by the KCSI ESOP. UMB serves as

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CUSIP NO. 485 1701 04     SCHEDULE 13G     Page 7 of 12 Pages

trustee of the KCSI ESOP. The KCSI ESOP participants exercise voting and certain dispositive powers over the KCSI ESOP shares allocated to their accounts as they have the right to direct the voting of such shares and the tendering of such shares in response to a tender offer or other purchase offer. To the extent that participants in the KCSI ESOP do not give voting instructions to UMB, as trustee of the KCSI ESOP, such shares of the Issuer's Common Stock held by the KCSI ESOP are voted in the same proportions as shares for which the trustee has received instructions. Certain shares of Issuer's Common Stock held by the KCSI ESOP are allocated to the accounts of the participants in the plan, and beneficial ownership is disclaimed as to those shares. Any unallocated KCSI ESOP shares are to be voted by the trustee of the KCSI ESOP in the same proportion as allocated shares. The shares of the Issuer's Common Stock held by the KCSI ESOP that are allocated to participants' accounts are disposed of in response to a tender offer, exchange offer, or other offer to purchase at the direction of the participants, but if disposition instructions with respect to such an offer are not given by the participants in the KCSI ESOP to UMB, as trustee, then UMB, as trustee of the KCSI ESOP, will dispose of such shares and all unallocated shares in the same proportion as shares for which the trustee has received instructions.

  Therefore, the KCSI ESOP may be deemed to beneficially own shares of the Issuer's Common Stock as follows:

     (a) Amount Beneficially Owned: 7,814,634. Beneficial ownership is disclaimed as to all shares which are allocated to the accounts of participants under the KCSI ESOP.

     (b)  Percent of Class:  7.3%

     (c)  Number of shares as to which the KCSI ESOP has:

          (i)  sole power to vote or to direct the vote:  -0-

          (ii)  shared power to vote or to direct the vote:  -0-

          (iii)  sole power to dispose or to direct the disposition of:  -0-

          (iv)  shared power to dispose or to direct the disposition of:
                7,814,634.  Beneficial ownership is disclaimed as to all

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CUSIP NO. 485 1701 04     SCHEDULE 13G     Page 8 of 12 Pages

                shares which are allocated to the accounts of participants under the KCSI ESOP.

     UMB may be deemed to beneficially own certain shares of Issuer's Common Stock, including the shares held by the KCSI ESOP and shares of Common Stock held in other capacities. As trustee, UMB may be deemed to have shared dispositive power over the shares of Common
Stock held by the KCSI ESOP, although UMB disclaims beneficial ownership over such shares. With respect to the shares of Common Stock held in other capacities, UMB may also be deemed to have either sole or shared voting power over certain of such shares, but disclaims beneficial ownership over such shares. UMB disclaims beneficial ownership over and has not included in this Schedule 13G any and all shares of the Issuer's Common Stock held in custodial and other capacities over which UMB has no voting or dispositive power (either by itself or with others).

     Therefore, UMB may be deemed to beneficially own shares of the Issuer's Common Stock as follows:

     (a) Amount Beneficially Owned: 7,856,856. Beneficial ownership is disclaimed as to these shares, 7,814,634 of which are held on behalf of the KCSI ESOP. Such amount excludes 347,656 shares of Issuer's Common Stock held in custody accounts by UMB for which UMB has no voting or dispositive power.

     (b)  Percent of Class:  7.3%

     (c)  Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote: 14,022. UMB disclaims beneficial ownership of these shares.

          (ii) shared power to vote or to direct the vote: 28,200. UMB disclaims beneficial ownership of these shares.

          (iii)  sole power to dispose or to direct the disposition of:
                 14,022.  UMB disclaims beneficial ownership of these shares.

          (iv)  shared power to dispose or to direct the disposition of:
                7,842,834. UMB disclaims beneficial ownership of these shares, which include 7,814,634 shares held on behalf of the KCSI ESOP.

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CUSIP NO. 485 1701 04     SCHEDULE 13G     Page 9 of 12 Pages

     UMBFC does not own of record any shares of the Issuer's Common Stock and does not exercise or direct the exercise of any voting or dispositive power over the shares of the Issuer's Common Stock reported herein and is precluded by applicable law from directing the exercise of such power over said shares of the Issuer's Common Stock held by UMB.

Item 5  Ownership of Five Percent or Less of a Class.

        Not Applicable.

Item 6  Ownership of More than Five Percent on Behalf of Another
        Person.

     Although the KCSI ESOP participants generally have no direct rights or powers with respect to dividends paid on or the proceeds from the sale of shares of the Issuer's Common Stock held by the KCSI
ESOP, participants have the right to receive vested amounts representing dividends on the shares allocated to their accounts and may elect to receive cash from proceeds in their KCSI ESOP accounts upon distribution thereof in accordance with the terms of the KCSI ESOP.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

        Information as to UMB, which is jointly filing this statement with UMBFC, is presented above.

Item 8  Identification and Classification of Members of the Group.

        Not Applicable.

Item 9  Notice of Dissolution of Group.

        Not Applicable.

Item 10  Certification.

         See below.
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CUSIP NO. 485 1701 04    SCHEDULE 13G    Page 10 of 12 Pages

                                   Signature

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   UMB Bank, n.a.

Dated:  February 13, 1998          By  /s/ David D. Miller
        _________________              ___________________
                                       David D. Miller,
                                       Executive Vice President
                                       and Corporate Secretary

                                   UMB Financial Corporation

Dated:  February 13, 1998          By  /s/ David D. Miller
        _________________              ___________________
                                       David D. Miller,
                                       Executive Vice President
                                       and Corporate Secretary

                                   The Employee Stock Ownership Plan,
                                   for employees of Kansas City Southern
                                   Industries, Inc.

                                   By:  UMB Bank, n.a., Trustee

Dated:  February 13, 1998          By  /s/ David D. Miller
        _________________              ___________________
                                       David D. Miller,
                                       Executive Vice President
                                       and Corporate Secretary

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CUSIP NO. 485 1701 04    SCHEDULE 13G    Page 11 of 12 Pages

                                 EXHIBIT INDEX

Exhibit                        Document                        Page No.

A.                             Joint Filing Agreement

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CUSIP NO. 485 1701 04    SCHEDULE 13G    Page 12 of 12 Pages

                                  EXHIBIT A

                           JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this Exhibit is attached with respect to the Common Stock, par value $0.01 per share, of Kansas City Southern Industries, Inc., a Delaware corporation, and consent to this Joint Filing Agreement being included as an Exhibit to such filing. In evidence thereof the undersigned hereby execute this Agreement this 13th day of February, 1998.

                                   UMB Bank, n.a.

Dated:  February 13, 1998          By  /s/ David D. Miller
        _________________              ___________________
                                       David D. Miller,
                                       Executive Vice President
                                       and Corporate Secretary

                                   UMB Financial Corporation

Dated:  February 13, 1998          By  /s/ David D. Miller
        _________________              ___________________
                                       David D. Miller,
                                       Executive Vice President
                                       and Corporate Secretary

                                   The Employee Stock Ownership Plan, for
                                   employees of Kansas City Southern
                                   Industries, Inc.

                                   By:  UMB Bank, n.a., Trustee

Dated:  February 13, 1998          By  /s/ David D. Miller
        _________________              ___________________
                                       David D. Miller,
                                       Executive Vice President
                                       and Corporate Secretary